                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934

                For the Month of February 2005 (February 1, 2005)

                          TECNOMATIX TECHNOLOGIES LTD.
--------------------------------------------------------------------------------
                              (Name of Registrant)

            Delta House, 16 Abba Eban Avenue, Herzliya 46120, Israel
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                         Form 20-F [X]        Form 40-F [ ]

Indicate by a check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by a check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                         Yes [ ]                  No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

The information included in the Form 6-K is incorporated by reference to the
Registrant's Registration Statement on Form F-3/A, registration number
333-115214.

Attached as Exhibit 99.A to this Report on Form 6-K, and incorporated by reference herein, is the Registrant's Proxy Statement, dated January 31, 2005.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                TECNOMATIX TECHNOLOGIES LTD.

Date: February 1, 2005          By:
                                    /s/ Jaron Lotan
                                    --------------------------------------------
                                    Name:  Jaron Lotan
                                    Title: President and Chief Executive Officer

                                  EXHIBIT INDEX
                                  -------------

Exhibit
-------

99.A.    Proxy Statement, dated January 31, 2005